Exhibit 99.1
Press Release

Infosys Board appoints Mr. R. Seshasayee as Non-Executive Chairman of the Board

Bangalore – June 5, 2015: Infosys Limited announced that in a meeting held earlier today, the Company’s Board unanimously approved the appointment of Mr. R. Seshasayee as Non-Executive Chairman of the Board with immediate effect.

Mr. K V Kamath is stepping down from his position as Chairman of the Board and as an Independent Director of the Company, consequent to his nomination as President of the BRICS New Development Bank.

Mr. Seshasayee has been an Independent Director on the Company’s Board since January 2011 and is the chairperson of the Audit Committee. Mr. Seshasayee’s other board positions include Non-Executive Vice Chairman of Ashok Leyland Ltd. and Chairman of IndusInd Bank Ltd.

Commenting on the appointment, outgoing Chairman Mr. K V Kamath said, “I am proud to have served as a member of the Infosys Board and as its Chairman. The Board has made the most appropriate choice in nominating Mr. Seshasayee as my successor, given his vast and varied experience in leading large public companies, and his strong contribution to Infosys, during the last four years of his association. Infosys will benefit greatly from his sagacity.”

Mr. Seshasayee said, “Infosys is an iconic company and I am thankful to Mr. Kamath and the Board for entrusting me with this privilege. In order to devote requisite time and attention to this responsibility, it is my intention to substantially disengage from my other current responsibilities in due course. I look forward to working even more closely with the Infosys Board and management team as we navigate this period of transformation for the company.”

“On behalf of all Infoscions, I would like to thank Mr. Kamath for his extraordinary contribution to Infosys over the years and wish him the very best. He has been a great mentor to me personally and I look forward to his continued guidance as a well-wisher of this company,” said Dr. Vishal Sikka, Managing Director & CEO. “I warmly welcome Mr. Seshasayee’s appointment as Chairman. We have a lot to do and I am excited to work with him to accelerate our plans for the future,” he added.

About Infosys

Infosys is a global leader in consulting, technology, outsourcing and next-generation services. We enable clients, in more than 50 countries, to stay a step ahead of emerging business trends and outperform the competition. We help them transform and thrive in a changing world by co-creating breakthrough solutions that combine strategic insights and execution excellence.

Visit www.infosys.com to see how Infosys (NYSE: INFY), with US$ 8.7 billion in annual revenues and 176,000+ employees, is helping enterprises renew themselves while also creating new avenues to generate value.

Safe Harbor

Certain statements in this press release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2015 and our Forms 6- K for the quarters ended June 30, 2014, September 30, 2014 and December 31, 2014. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. Any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of this date. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

For further information please contact:

Asia Pacific Sarah Vanita Gideon Infosys, India +91 80 4156 3373 Sarah_Gideon@infosys.com	EMEA Paul de Lara Infosys, UK +44 2075162748 Paul_deLara@infosys.com	Americas John Gallagher Brunswick Group for Infosys USA +1(415)6717688/+1(415)316 8060 jgallagher @brunswickgroup.com